SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  June 16, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

                       Indicate by check mark whether the
                          registrant files or will file
                          annual reports under cover of
                             Form 20-F or Form 40-F:

                            Form 20-F X  Form 40-F __
                                     ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                 Yes _____ No X
                                             ---

    (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                 Yes _____ No X
                                             ---

  (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                 Yes _____ No X
                                             ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: June 16, 2006                           By     Theresa Robinson
    -----------------------                          ----------------
                                              Name:  Mrs Theresa Robinson
                                                     Group Secretariat
                                                       Co-ordinator

16 June 2006


CORUS GROUP plc

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification on 15 June 2006, that on 12 June 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 45,387,510 ordinary shares of 50p, representing 5.09% of the issued share capital of Corus Group plc.


Legal Entity                                       Holding       Percentage Held
------------                                       -------       --------------

Barclays Global Fund Advisors                     2,822,941           .3167
Barclays Global Investors Australia Ltd             544,770           .0611
Barclays Global Investors Canada Ltd                 56,710           .0064
Gerrard Ltd                                          52,347           .0059
Barclays Global Investors Japan Trust&Banking     1,003,953           .1126
Barclays Life Assurance Co Ltd                    2,334,918           .2620
Barclays Bank Trust Company Ltd                       1,480           .0002
Barclays Global Investors, N.A.                  12,591,105          1.4126
Barclays Global Investors Japan Ltd               2,003,988           .2248
Barclays Capital Securities Ltd                   2,446,924           .2745
Barclays Capital Inc                              1,305,978           .1465
Barclays Global Investors Ltd                    20,222,396          2.2687

                         Group Holding           45,387,510          5.0920




Registered Holder                      Account Designation             Holdings
-----------------                      -------------------            ----------

Bank of New York                                                     62,918
Barclays Capital Nominees Limited                                 1,861,380
Barclays Capital Nominees Limited                                   398,944
Barclays Capital Nominees Limited                                 1,305,978
Barclays Capital Securities Ltd                                      70,000
Barclays Capital Securities Ltd                                     116,600
Barclays Global Investors Canada                                     56,710
Barclays Trust Co & Others                                              646
Barclays Trust Co E99      C 000000000000000000                         100
Barclays Trust Co R69      C 000000000000000000                         734
BNP Paribas                                                          74,222
Chase Nominees Ltd                                    16376         430,127
Chase Nominees Ltd                                    20947      10,779,329
Chase Nominees Ltd                                    21359         627,409
Chase Nominees Ltd                                    28270         288,107
Chase Nominees Ltd                                    28270         210,691
CIBC Mellon Global Securities                                        58,035
Investors Bank and Trust Co.                                         58,980
Investors Bank and Trust Co.                                         16,750
Investors Bank and Trust Co.                                      2,828,593
Investors Bank and Trust Co.                                          3,593
Investors Bank and Trust Co.                                         98,435
Investors Bank and Trust Co.                                        387,221
Investors Bank and Trust Co.                                      4,557,406
Investors Bank and Trust Co.                                      1,191,300
Investors Bank and Trust Co.                                        346,594
Investors Bank and Trust Co.                                          6,984

Investors Bank and Trust Co.                                        913,526
Investors Bank and Trust Co.                                          1,472
Investors Bank and Trust Co.                                        149,456
Investors Bank and Trust Co.                                        170,103
Investors Bank and Trust Co.                                         83,196
Investors Bank and Trust Co.                                         14,278
Investors Bank and Trust Co.                                      2,318,976
Investors Bank and Trust Co.                                        272,629
Investors Bank and Trust Co.                                        206,254
Investors Bank and Trust Co.                                         25,082
JP Morgan (BGI Custody)                               16331         236,757
JP Morgan (BGI Custody)                               16338          53,352
JP Morgan (BGI Custody)                               16341         490,416
JP Morgan (BGI Custody)                               16341         491,054
JP Morgan (BGI Custody)                               16342         112,740
JP Morgan (BGI Custody)                               16344         181,160
JP Morgan (BGI Custody)                               16345         270,641
JP Morgan (BGI Custody)                               16400       7,691,157
JP Morgan (BGI Custody)                               18409         694,374
JP Morgan Chase Bank                                                 46,267
JP Morgan Chase Bank                                                 25,186
JP Morgan Chase Bank                                                391,713
JP Morgan Chase Bank                                                  7,382
JP Morgan Chase Bank                                                 53,123
JP Morgan Chase Bank                                                  8,624
JP Morgan Chase Bank                                                 28,685
JP Morgan Chase Bank                                                  8,930
JP Morgan Chase Bank                                                465,311
JP Morgan Chase Bank                                                 79,459
JP Morgan Chase Bank                                                 95,304
JP Morgan Chase Bank                                                  3,181
JP Morgan Chase Bank                                                119,770
JP Morgan Chase Bank                                                 91,583
JP Morgan Chase Bank                                                761,224
JP Morgan Chase Bank                                                127,774
JP Morgan Chase Bank                                                482,063
JP Morgan Chase Bank                                                748,333
JP Morgan Chase Bank                                                 13,629
Mellon Trust - Us Custodian                                         130,000
Mellon Trust - Us Custodian                                          61,086
Mellon Trust of New England                                         132,774
Mitsui Asset                                                         13,752
Northern Trust Bank - BGI SEPA                                      212,301
Northern Trust Bank - BGI SEPA                                       44,357
Northern Trust Bank - BGI SEPA                                      163,686
R C Greig Nominees Limited                                           41,721
R C Greig Nominees Limited A/C AK1                                    5,239
R C Greig Nominees Limited A/C BL1                                    2,419
R C Greig Nominees Limited A/C CM1                                      865
R C Greig Nominees Limited A/C GP1                                    2,103
State Street Bank & Trust - W1                                      115,683
State Street Boston                                                 454,383
State Street Trust of Canada -                                      130,869
The Northern Trust Company - U                                       94,219
Trust & Custody Services Bank                                         9,019
Trust & Custody Services Bank                                         1,084
                                                Total            45,387,510